UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Tops Holding Corporation
Tops Markets, LLC

File No. 333-168065 - CF#25393

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       Tops Holding Corporation and Tops Markets, LLC submitted an application under Rule 406 requesting confidential treatment for information they excluded from the Exhibits to a Form S-4 registration statement filed on July 12, 2010, as amended.

       Based on representations by Tops Holding Corporation and Tops Markets, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.4   through September 24, 2016

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Brigitte Lippmann
                    Special Counsel